COUNTRY INVESTORS LIFE ASSURANCE COMPANY
1701 Towanda Avenue, PO Box 2000, Bloomington, Illinois 61702-2000

                                                        GUARANTEED MINIMUM DEATH
                                                           BENEFIT ENDORSEMENT

This Endorsement is a part of the contract to which it is attached.

1) CONTRACT MODIFICATIONS: The contract is modified to add the provisions of this endorsement. All provisions of the contract not in conflict with this endorsement will apply to this endorsement. In the event of a conflict between the provisions of the contract and this endorsement, the provisions of this endorsement will prevail.

2) GUARANTEED MINIMUM DEATH BENEFIT: The contract provides a Guaranteed Minimum Death Benefit by replacing the DEATH BENEFIT PRIOR TO ANNUITIZATION subsection, in Section III, with the following:

     We will pay the Death Benefit when we receive due proof of the Annuitant's death. The Death Benefit is equal to the greater of:

     1. the sum of all premium payments less the sum of all partial withdrawals, as of the date Due Proof of Death is received,

     2. the Accumulated Value as of the date Due Proof of Death is received, or

     3. the Performance Enhanced Death Benefit (PEDB) amount as of the date Due Proof of Death is received;

     The Performance Enhanced Death Benefit (PEDB) amount on the Contract Date is zero. The PEDB amount is recalculated on each Contract Anniversary.

     At the time of each recalculation, the PEDB amount is equal to the greater of:

     1.   the previous PEDB amount, or

     2.   the Accumulated Value as of the calculation date;

     In addition, these events cause a recalculation:

     1. with each additional premium payment, the PEDB is increased by the amount of each additional premium, and

     2. with each partial withdrawal, the PEDB amount is decreased by the amount of each partial withdrawal reduction;

     We will recalculate the PEDB as described above until the Contract Anniversary immediately prior to the Annuitant's age 91. After that, the PEDB amount is recalculated only for additional premium payments or partial withdrawals as described herein.

     For purposes of this section, partial withdrawal reduction is equal to "1" times "2" divided by "3" where:

     1.   is the Death Benefit immediately prior to withdrawal;

     2.   is the amount of the partial withdrawal; and

     3.   is the Accumulated Value immediately prior to withdrawal.

     Prior to Annuitization, if You have not selected a payment option by the date of death, the Beneficiary may make such election within 60 days of the date We receive due proof of the Annuitant's death. The Beneficiary may elect to receive the Death Benefit as a lump sum payment or apply it to any of the settlement options.

     Notwithstanding any other provision of this contract, the contract will be interpreted and administered in accordance with Section 72 of the Internal Revenue Code.

This Endorsement is effective on the Contract Date.